

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2015

Mail Stop 4631

<u>Via Email</u>
Mr. Bradley Richardson
Chief Financial Officer
PolyOne Corporation
33587 Walker Road
Avon Lake, Ohio 44012

      Re: PolyOne Corporation
            Form 10-K for Fiscal Year Ended December 31, 2014
            Filed February 13, 2015
            File No. 1-16091

Dear Mr. Richardson:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing include the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Terence O'Brien

                Terence O'Brien
                Accounting Branch Chief
                Office of Manufacturing and
                Construction